SO-3/25/05

SECURI[illegible] 05041329 [illegible]ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 1 2005

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: eXGEN Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 East 55th Street, Suite 302A
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Kennedy (212) 308-2167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York, (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Kennedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of eXGEN Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.
ESK

Signature

Partner / COO
Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 23, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I, **Eric Kennedy**, swear that, to the best of my knowledge and belief, the accompanying financial statements pertaining to the Firm of **eXGEN Securities, LLC**, as of December 31, 2004, are true and correct.

(Signature)

Partner / COO

(Title)

(Notary Public)

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 23, 2009

eXGEN SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Member of
eXGEN SECURITIES, LLC
155 East 55th Street, Suite 302A
New York, NY 10022

We have audited the accompanying statement of financial condition of eXGEN Securities, LLC. (A Limited Liability Company) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of eXGEN Securities, LLC (A Limited Liability Company) as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
February 28, 2005

p:\nyclnts\clients\C253610.001\2004\123104fs

eXGEN SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	138,916
Receivables from brokers and dealers		94,636
Due from clearing broker		99,761
Due from member		35,350
Prepaid expenses and deposits		17,935
Total assets	$	386,598

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$	53,925
Soft dollar payable		128,331
	$	182,256
Commitments and contingencies		
Member's equity		204,342
Total liabilities and member's equity	$	386,598

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

eXGEN Securities, LLC., a limited liability company (the "Company"), was formed under the Delaware Limited Liability Company Act in June 2003 and will continue until and terminate on December 31, 2043, unless the Company is dissolved sooner in accordance with the Act. The Company is a wholly-owned subsidiary of eXGEN Global Holdings, LLC.

The Company, a member of the National Association of Securities Dealers, Inc. ("NASD"), received approval by the NASD to commence business on November 25, 2003, and is permitted to execute equity and debt securities transactions for customers. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 - Summary of Significant Accounting Policies

(b) Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Preoperating Expenses

In accordance with SOP 98-5, cost representing start-up costs, including organization costs, have been expensed as incurred.

(f) Income Taxes

In accordance with federal income tax regulations, federal income taxes of the Company are the responsibility of the member. Accordingly, no federal provision has been made.

(g) Cash Equivalents

The purpose of the statement of cash flows, the Company has defined cash equivalents as Short-Term Money Market Funds, highly-liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Note 3 - Related Party Transactions

The Company leases certain equipment owned by its sole member. Rent payments totaled $39,386 for the period ended December 31, 2004. Also, the Company has advanced $35,350 throughout the year which remains due from the sole member at December 31, 2004.

Note 4 - Commitments and Contingencies

Lease

The Company occupies office space under a lease agreement expiring September 30, 2006 with annual rentals of approximately $42,000. Office rent expense for the year ended December 31, 2004 was approximately $44,000.

Note 5 - Net Capital

The Company is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed $1,500%. The Company had a capital deficiency at December 31, 2004 of $198,943 caused by an inadvertent error contained in certain loan documents, which were subsequently corrected and approved by the NASD in January 2005. Accordingly, the Company was in capital compliance as of February 27, 2005.

Note 6 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's securities activities involve the execution and settlement as agent of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract, at a loss.

Note 7 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 8 - Economic Dependency

The Company's revenue is derived from mainly two customers, the loss of which could have a material effect on the Company.